Exhibit 99.1

Vipshop Reports Unaudited Second Quarter 2023 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on August 18, 2023

Guangzhou, China, August 18, 2023 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter ended June 30, 2023.

Second Quarter 2023 Highlights

•	Total net revenues for the second quarter of 2023 increased by 13.6% year over year to RMB27.9 billion (US$3.8 billion) from RMB24.5 billion in the prior year period.

•	GMV[1] for the second quarter of 2023 increased by 24.5% year over year to RMB50.6 billion from RMB40.6 billion in the prior year period.

•	Gross profit for the second quarter of 2023 increased by 23.4% year over year to RMB6.2 billion (US$855.3 million) from RMB5.0 billion in the prior year period.

•	Net income attributable to Vipshop’s shareholders for the second quarter of 2023 increased by 63.5% year over year to RMB2.1 billion (US$289.3 million) from RMB1.3 billion in the prior year period.

•

Non-GAAP net income attributable to Vipshop’s shareholders[2] for the second quarter of 2023 increased by 50.8% year over year to RMB2.4 billion (US$331.2 million) from RMB1.6 billion in the prior year period.

•	The number of active customers[3] for the second quarter of 2023 increased by 9.6% year over year to 45.7 million from 41.7 million in the prior year period.

•	Total orders[4] for the second quarter of 2023 increased by 14.7% year over year to 213.8 million from 186.3 million in the prior year period.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, Shan Shan Outlets, and other offline stores during the relevant period, including through the Company’s websites and mobile apps, third-party websites and mobile apps, Shan Shan Outlets, and other offline stores, which were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which, for the periods presented in this press release, is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments.

[3]	“Active customers” is defined as registered members who have purchased from the Company’s online sales business or the Company’s online marketplace platforms at least once during the relevant period.
[4]

“Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold through the Company’s online sales business and the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “We had a strong second quarter driven by our well-executed merchandising strategy. During the quarter, our team was able to secure much more quality supply from core brands, which fueled the broad-based strength in apparel-related categories. Customers also showed stronger preference for us as they constantly seek value for money, led by robust momentum in our Super VIP members. With our clear-cut value proposition in discount retail, we are well positioned to capture the opportunity to further gain mindshare among consumers, making Vipshop the first go-to online shopping platform for apparel. To that end, we are building out our capabilities to offer a rich and diverse selection of great value, as well as reassuring customer service and experience. We are convinced that our unique business model will support us for the long-term growth.”

Mr. Mark Wang, Chief Financial Officer of Vipshop, further commented, “In the second quarter, we achieved strong top-line growth with profitability beyond expectations. Our commitment to discipline in day-to-day execution helped drive quality growth and greater efficiency, leading to strong margin expansion across the board. Furthermore, we continued to unlock value for shareholders through the existing US$1 billion share repurchase program, with US$348.5 million of our ADSs repurchased during the quarter. Looking forward, we are confident that we will maintain quality and healthy growth in both top line and bottom line.”

Second Quarter 2023 Financial Results

REVENUES

Total net revenues for the second quarter of 2023 increased by 13.6% year over year to RMB27.9 billion (US$3.8 billion) from RMB24.5 billion in the prior year period, primarily attributable to the growth in active customers and spending driven by the recovery in consumption of discretionary categories.

GROSS PROFIT

Gross profit for the second quarter of 2023 increased by 23.4% year over year to RMB6.2 billion (US$855.3 million) from RMB5.0 billion in the prior year period. Gross margin for the second quarter of 2023 increased to 22.2% from 20.5% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the second quarter of 2023 increased by 13.7% year over year to RMB4.5 billion (US$617.8 million) from RMB3.9 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the second quarter of 2023 was 16.1%, which stayed flat as compared with the prior year period.

•

Fulfillment expenses for the second quarter of 2023 increased by 22.8% year over year to RMB2.2 billion (US$300.8 million) from RMB1.8 billion in the prior year period. As a percentage of total net revenues, fulfillment expenses for the second quarter of 2023 was 7.8%, as compared with 7.2% in the prior year period.

•

Marketing expenses for the second quarter of 2023 increased by 60.6% year over year to RMB892.5 million (US$123.1 million) from RMB555.6 million in the prior year period. As a percentage of total net revenues, marketing expenses for the second quarter of 2023 was 3.2%, as compared with 2.3% in the prior year period.

•

Technology and content expenses for the second quarter of 2023 increased by 7.6% year over year to RMB443.0 million (US$61.1 million) from RMB411.8 million in the prior year period. As a percentage of total net revenues, technology and content expenses for the second quarter of 2023 decreased to 1.6% from 1.7% in the prior year period.

•

General and administrative expenses for the second quarter of 2023 decreased by 19.4% year over year to RMB963.1 million (US$132.8 million) from RMB1.2 billion in the prior year period. As a percentage of total net revenues, general and administrative expenses for the second quarter of 2023 decreased to 3.5% from 4.9% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the second quarter of 2023 increased by 51.1% year over year to RMB1.9 billion (US$264.3 million) from RMB1.3 billion in the prior year period. Operating margin for the second quarter of 2023 increased to 6.9% from 5.2% in the prior year period.

Non-GAAP income from operations5 for the second quarter of 2023, which excluded share-based compensation expenses, increased by 48.2% year over year to RMB2.3 billion (US$316.9 million) from RMB1.6 billion in the prior year period. Non-GAAP operating margin6 for the second quarter of 2023 increased to 8.2% from 6.3% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the second quarter of 2023 increased by 63.5% year over year to RMB2.1 billion (US$289.3 million) from RMB1.3 billion in the prior year period. Net margin attributable to Vipshop’s shareholders for the second quarter of 2023 increased to 7.5% from 5.2% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the second quarter of 2023 increased to RMB3.75 (US$0.52) from RMB1.97 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the second quarter of 2023, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments, increased by 50.8% year over year to RMB2.4 billion (US$331.2 million) from RMB1.6 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the second quarter of 2023 increased to 8.6% from 6.5% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the second quarter of 2023 increased to RMB4.30 (US$0.59) from RMB2.45 in the prior year period.

For the quarter ended June 30, 2023, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 559,098,330.

[5]	Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses.
[6]	Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADSs outstanding for computing diluted earnings per ADS.

BALANCE SHEET AND CASH FLOW

As of June 30, 2023, the Company had cash and cash equivalents and restricted cash of RMB18.3 billion (US$2.5 billion) and short term investments of RMB1.5 billion (US$200.2 million).

For the quarter ended June 30, 2023, net cash generated from operating activities was RMB4.1 billion (US$559.0 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended
	June 30, 2022 RMB’000	June 30, 2023 RMB’000	June 30, 2023 US$’000
Net cash generated from operating activities	4,465,779	4,053,402	558,990
Reconciling items:
Net impact from internet financing activities[11]	107,151	199,429	27,503
Capital expenditures	(1,311,564)	(1,658,548)	(228,724)

Free cash inflow	3,261,366	2,594,283	357,769

For the trailing twelve months ended
	June 30, 2022 RMB’000	June 30, 2023 RMB’000	June 30, 2023 US$’000
Net cash generated from operating activities	8,456,749	11,764,313	1,622,373
Reconciling items:
Net impact from internet financing activities	232,857	315,313	43,484
Capital expenditures	(4,165,254)	(3,906,017)	(538,664)

Free cash inflow	4,524,352	8,173,609	1,127,193

Share Repurchase Program

During the quarter ended June 30, 2023, the Company repurchased US$348.5 million of its ADSs under its current US$1 billion share repurchase program, which is effective through March 2025. As of June 30, 2023, the Company has an unutilized amount of US$564.9 million under this program.

Business Outlook

For the third quarter of 2023, the Company expects its total net revenues to be between RMB21.6 billion and RMB22.7 billion, representing a year-over-year increase of approximately 0% to 5%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the effective noon buying rate on June 30, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2023, or at any other rate.

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights.

[11]

Net impact from internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Conference Call Information

The Company will hold a conference call on Friday, August 18, 2023 at 7:30 am U.S. Eastern Time, 7:30 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BIa5ce1fd594754eeb9ce17294566f615c

Once pre-registration has been completed, each participant will receive dial-in numbers and a unique access PIN via email. To join the conference, participants should use the dial-in details followed by the PIN code.

A live webcast of the earnings conference call can be accessed at https://edge.media-server.com/mmc/p/xoxhojmv. An archived webcast will be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding needs for and market acceptance of flash sales products and services; competition in the discount retail industry; the potential impact of the COVID-19 to Vipshop’s business operations and the economy in China and elsewhere generally; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. For the periods presented in this press release, non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues. Free cash flow is net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights. Impact from internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment loss (gain) and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure, technology platform and Shan Shan Outlets. Share-based compensation expenses have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended			Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Product revenues	23,160,136	26,163,113	3,608,058	47,086,568	52,100,943	7,185,049
Other revenues (1)	1,375,118	1,716,187	236,673	2,693,204	3,314,740	457,124

Total net revenues	24,535,254	27,879,300	3,844,731	49,779,772	55,415,683	7,642,173

Cost of revenues	(19,510,909)	(21,677,355)	(2,989,444)	(39,746,961)	(43,309,175)	(5,972,608)

Gross profit	5,024,345	6,201,945	855,287	10,032,811	12,106,508	1,669,565

Operating expenses:
Fulfillment expenses (2)	(1,776,011)	(2,181,066)	(300,783)	(3,470,954)	(3,964,897)	(546,784)
Marketing expenses	(555,570)	(892,505)	(123,082)	(1,314,845)	(1,729,399)	(238,495)
Technology and content expenses	(411,756)	(443,046)	(61,099)	(802,127)	(835,809)	(115,263)
General and administrative expenses	(1,195,167)	(963,117)	(132,820)	(2,249,881)	(2,010,788)	(277,300)

Total operating expenses	(3,938,504)	(4,479,734)	(617,784)	(7,837,807)	(8,540,893)	(1,177,842)

Other operating income	182,444	194,288	26,794	355,896	336,577	46,416

Income from operations	1,268,285	1,916,499	264,297	2,550,900	3,902,192	538,139
Investment (loss) gain and revaluation of investments	(7,344)	39,354	5,427	(41,802)	81,334	11,216
Impairment loss of investments	(50,000)	(19,105)	(2,635)	(50,000)	(19,105)	(2,635)
Interest expense	(6,494)	(1,989)	(274)	(11,229)	(7,696)	(1,061)
Interest income	189,982	183,168	25,260	389,676	405,133	55,870
Exchange gain	217,299	282,636	38,977	205,117	274,449	37,848

Income before income tax expense and share of (loss) income of equity method investees	1,611,728	2,400,563	331,052	3,042,662	4,636,307	639,377
Income tax expenses	(296,717)	(339,056)	(46,758)	(588,560)	(729,201)	(100,561)
Share of (loss) income of equity method investees	(27,885)	49,202	6,785	(70,891)	81,009	11,172

Net income	1,287,126	2,110,709	291,079	2,383,211	3,988,115	549,988
Net income attributable to non-controlling interests	(4,236)	(13,255)	(1,828)	(4,657)	(31,931)	(4,403)

Net income attributable to Vipshop’s shareholders	1,282,890	2,097,454	289,251	2,378,554	3,956,184	545,585
Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	129,149,941	110,053,473	110,053,473	132,186,466	112,975,907	112,975,907
—Diluted	129,934,399	111,819,666	111,819,666	132,973,941	114,669,108	114,669,108
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	9.93	19.06	2.63	17.99	35.02	4.83
Net income attributable to Vipshop’s shareholders—Diluted	9.87	18.76	2.59	17.89	34.50	4.76
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	1.99	3.81	0.53	3.60	7.00	0.97
Net income attributable to Vipshop’s shareholders—Diluted	1.97	3.75	0.52	3.58	6.90	0.95

(1)

Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(2)	Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.3 billion and RMB 1.6 billion in the three month periods ended June 30, 2022 and June 30, 2023, respectively.
(3)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

(1)

Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(2)	Fulfillment expenses include shipping and handling expenses, which amounted RMB 2.5 billion and RMB 2.9 billion in the six month periods ended June 30, 2022 and June 30, 2023, respectively.
(3)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended			Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	19,362	23,173	3,196	37,629	38,542	5,315
Marketing expenses	3,839	8,383	1,156	6,203	17,711	2,442
Technology and content expenses	68,930	92,906	12,812	124,137	154,273	21,275
General and administrative expenses	190,668	256,996	35,441	352,500	475,076	65,516

Total	282,799	381,458	52,605	520,469	685,602	94,548

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	21,938,653	17,279,939	2,383,013
Restricted cash	1,164,748	1,006,743	138,836
Short term investments	1,595,904	1,451,565	200,180
Accounts receivable, net	567,730	715,435	98,663
Amounts due from related parties, net	670,187	697,735	96,222
Other receivables and prepayments, net	2,280,449	2,011,608	277,413
Loan receivables, net	882	1,939	267
Inventories	5,515,880	4,081,458	562,859

Total current assets	33,734,433	27,246,422	3,757,453

NON-CURRENT ASSETS
Property and equipment, net	16,225,589	16,435,045	2,266,496
Deposits for property and equipment	296,717	32,760	4,518
Land use rights, net	7,638,506	7,920,624	1,092,304
Intangible assets, net	336,599	334,710	46,159
Investment in equity method investees	2,162,872	2,150,450	296,561
Other investments	2,660,305	3,026,766	417,410
Other long-term assets	91,762	1,301,765	179,522
Goodwill	755,213	755,213	104,149
Deferred tax assets, net	681,770	690,820	95,268
Operating lease right-of-use assets	891,744	592,035	81,645

Total non-current assets	31,741,077	33,240,188	4,584,032

TOTAL ASSETS	65,475,510	60,486,610	8,341,485

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short term loans	2,687,438	507,971	70,052
Accounts payable	15,018,138	13,363,632	1,842,929
Advance from customers	1,737,424	1,345,158	185,506
Accrued expenses and other current liabilities	8,394,742	7,998,783	1,103,081
Amounts due to related parties	151,736	151,807	20,935
Deferred income	400,207	350,632	48,354
Operating lease liabilities	136,435	82,909	11,434

Total current liabilities	28,526,120	23,800,892	3,282,291

NON-CURRENT LIABILITIES
Deferred tax liability	573,734	557,137	76,833
Deferred income-non current	1,469,685	1,691,196	233,227
Operating lease liabilities	832,928	724,807	99,955

Total non-current liabilities	2,876,347	2,973,140	410,015

TOTAL LIABILITIES	31,402,467	26,774,032	3,692,306

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized,124,060,090 and 98,537,695 shares issued, of which 101,621,330 and 92,789,889 shares were outstanding as of December 31, 2022 and June 30, 2023, respectively)	80	62	9
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 15,560,358 and 15,560,358 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	11	11	2
Treasury shares, at cost(22,438,760 and 5,747,806 Class A shares as of December 31, 2022 and June 30, 2023, respectively )	(8,352,511)	(3,502,901)	(483,072)
Additional paid-in capital	13,091,781	3,918,724	540,417
Retained earnings	28,720,304	32,676,488	4,506,294
Accumulated other comprehensive loss	(707,628)	(736,986)	(101,635)
Non-controlling interests	1,321,006	1,357,180	187,164

Total shareholders’ equity	34,073,043	33,712,578	4,649,179

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	65,475,510	60,486,610	8,341,485

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended			Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Income from operations	1,268,285	1,916,499	264,297	2,550,900	3,902,192	538,139
Share-based compensation expenses	282,799	381,458	52,605	520,469	685,602	94,548

Non-GAAP income from operations	1,551,084	2,297,957	316,902	3,071,369	4,587,794	632,687

Net income attributable to Vipshop’s shareholders	1,282,890	2,097,454	289,251	2,378,554	3,956,184	545,585
Share-based compensation expenses	282,799	381,458	52,605	520,469	685,602	94,548
Impairment loss of investments	50,000	19,105	2,635	50,000	19,105	2,635
Investment loss (gain) and revaluation of investments excluding dividends	9,884	(39,352)	(5,427)	45,619	(81,333)	(11,216)
Reconciling items on the share of equity method investments(4)	(31,777)	(22,897)	(3,158)	19,737	(37,612)	(5,187)
Tax effects on non-GAAP adjustments	(1,387)	(34,432)	(4,748)	(3,144)	(71,390)	(9,845)

Non-GAAP net income attributable to Vipshop’s shareholders	1,592,409	2,401,336	331,158	3,011,235	4,470,556	616,520

(4) To exclude the GAAP to non-GAAP reconciling items relating to investment loss (gain) and revaluation of investments on the share of equity method investments.
Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	129,149,941	110,053,473	110,053,473	132,186,466	112,975,907	112,975,907
—Diluted	129,934,399	111,819,666	111,819,666	132,973,941	114,669,108	114,669,108
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	12.33	21.82	3.01	22.78	39.57	5.46
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	12.26	21.48	2.96	22.65	38.99	5.38
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	2.47	4.36	0.60	4.56	7.91	1.09
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	2.45	4.30	0.59	4.53	7.80	1.08